Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$2,999	$3,819	$4,219	$1,128	$539
Add (deduct):
Fixed charges, from below	1,389	1,370	1,428	1,648	1,629
Amortization of capitalized interest	9	11	12	12	11
Distributed earnings of affiliates	—	1	1	1	—
Interest capitalized	(84)	(72)	(49)	(52)	(49)
Equity earnings in affiliates	(4)	—	(2)	(1)	(1)

Earnings as adjusted	$4,309	$5,129	$5,609	$2,736	$2,129

Fixed charges:
Interest expense	$643	$614	$669	$735	$783
Portion of rent expense representative of the interest factor (a)	746	756	759	913	846

Fixed charges	$1,389	$1,370	$1,428	$1,648	$1,629

Ratio of earnings to fixed charges	3.10	3.74	3.93	1.66	1.31

(a)	Imputed interest applied to rent expense.